Exhibit 99.1

Draganfly to Present at 28th Annual Needham Growth Conference, January 14, 2026

Tampa, FL - January 12, 2026 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that Chief Executive Officer, Cameron Chell, will deliver a Company presentation at the 28th Annual Needham Growth Conference (“NGC”) on Wednesday, January 14, 2026 at 11:45 a.m. ET, at the Lotte New York Palace Hotel in New York City.

In addition to the presentation, Draganfly will host one-on-one meetings with institutional investors throughout the day.

Investors interested in scheduling a meeting with Draganfly may reach out by email at investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, and software that revolutionize the way organizations do business and serve their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world, with the goal of saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com